Exhibit 12.1

Companhia Siderúrgica Nacional
Computation of Ratio of Earnings to Fixed Charges

(In millions of US$, except ratio data)

	Year Ended December 31,									Six Months Ended June 30,
	2000		2001		2002	2003		2004		2004		2005
Fixed charges
Interest expensed	163		204		146	174		306		138		122
Interest capitalized	17		3		1	8		1		—		2
Amortized premiums related to indebtedness	(7)		(4)		(1)	(2)		(7)		(4)		(2)
Capitalized expenses related to indebtedness	3		—		1	14		6		3		—

Total fixed charges	176		203		147	194		306		137		122

Earnings
Add:
Pretax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	210		488		(306)	562		1,095		258		863
Fixed charges	176		203		147	194		306		138		122
Amortization of capitalized interest	—		1		1	1		1		1		1
Distributed income of equity investees	—		22		—	83		178		17		6
The Guarantor’s share of pretax losses of equity investees for which charges arising from guarantees are included in fixed charges	(4)		—		(26)	(2)		(10)		(5)		(10)

	382		714		(184)	838		1,570		408		982
Subtract:
Interest capitalized	17		3		1	8		1		—		2
	17		3		1	8		1		—		2

Total earnings (loss)	365		711		(185)	830		1,569		408		980

Ratio of earnings to fixed charges:	2.07	x	3.50	x	—	4.28	x	5.13	x	2.98	x	8.03	x
Earnings in deficit of fixed charges:	—		—		332	—		—		—		—